Cybin to Participate in the TD Cowen 4th Annual Novel Mechanisms in Neuropsychiatry Summit

TORONTO, CANADA – September 24, 2024 – Cybin Inc. (NYSE American:CYBN) (Cboe CA:CYBN) (“Cybin” or the “Company”), a clinical-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options, is pleased to announce that Amir Inamdar, Cybin’s Chief Medical Officer, will participate in a panel discussion at the TD Cowen 4th Annual Novel Mechanisms in Neuropsychiatry Summit taking place virtually on September 26, 2024.

The panel discussion, titled “Advancement in Psychedelic Therapies for Neuropsychiatry,” will be webcast live on Thursday, September 26, 2024, at 10:00 a.m. ET. To listen to the event, please click here to access the webcast. The archived webcast will also be available on the Company’s investor relations website on the Events & Presentations page.

About Cybin

Cybin is a late-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options to address the large unmet need for people who suffer from mental health conditions.

With industry leading proof-of-concept data, Cybin is working to change the mental health treatment landscape through the introduction of intermittent treatments that provide long lasting results. The Company is currently developing CYB003, a proprietary deuterated psilocin program, about to enter Phase 3 studies for the adjunctive treatment of major depressive disorder and CYB004, a proprietary deuterated DMT program in a Phase 2 study for generalized anxiety disorder. The company also has a research pipeline of investigational, 5-HT-receptor focused compounds.

Founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com